

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
Justin Jarman
Chief Executive Officer
Wired Associates Solutions, Inc.
1559 East 38th Street
Brooklyn, NY 11234

> **Re: Wired Associates Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 17, 2012**
> **File No. 000-53161**

Dear Mr. Jarman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Larry Spirgel

                             Larry Spirgel
                             Assistant Director

cc: <u>Via E-mail</u>
        Joseph Lucosky, Esq.
        Lucosky Brookman LLP